

Mail Stop 3720

October 20, 2006

Mr. Julian Waldron
Senior Executive Vice President, Chief Financial Officer
Thomson
46, quai Alphonse Le Gallo
92100 Boulogne-Billancourt - France

> **Re:** **Thomson**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed May 12, 2006**
> **File No. 1-14974**

Dear Mr. Waldron:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firms, page F-1

1.      Confirm to us that each accounting firm is taking full responsibility for the
        opinion expressed.

Note 22: Shareholders' Equity, Subordinated Perpetual Notes, page F-60

2.      We note your subordinated perpetual notes, issued for €500 million in September
        2005, have been recorded under IFRS in shareholders' equity.  Addressing AG 6
        of IAS 32, tell us how you concluded that these notes are most appropriately
        classified as shareholders' equity, rather than as a financial liability.

                                    *   *   *   *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please furnish a letter that keys your responses to our
comments and provides any requested information.  Detail letters greatly facilitate our
review.  Please understand that we may have additional comments after reviewing your
responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings to be certain that the filing includes all information required
under the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that

   •    the company is responsible for the adequacy and accuracy of the disclosure in the
        filings;

   •    staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filings; and

   •    the company may not assert staff comments as a defense in any proceeding
        initiated by the Commission or any person under the federal securities laws of the
        United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Dave Walz, Staff Accountant, at (202) 551-3358 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3810 with any other questions.

Sincerely,


Larry Spirgel
Assistant Director